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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                   FORM 12b-25

                           Notification of Late Filing

                       Commission File Number: 333-128555

                                   (Check One)
            [X] Form 10-K and Form 10-KSB [ ] Form 11-K [ ] Form 20-F
                  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For period ended  December 31, 2006


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

         For the transition period ended______________________________


         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant:                   Dujour Products, Inc.
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         Address of principal executive office      West 2809 Longfellow
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         City, State and Zip Code                   Spokane, Washington 99205
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                                     PART II
                             RULE 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant's Report on Form 10-KSB has been delayed because preparation of the Registrant's financials and the required accountant review have taken longer than expected and could not be completed without unreasonable expense and effort.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Timothy S. Orr, Esq.          (509)                   462.2926
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                                    (Area Code)            (Telephone Number)


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         (2) Have all other periodic reports required under Section 13 or 15(d)
or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)
                                                              [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [ ] Yes  [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.


                              Dujour Products, Inc.
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date: 04.02.2007                    By: /s/ Adrian Crimeni

                                             Adrian Crimeni
                                             President, Secretary Treasurer,
                                             Principal Executive Officer,
                                             Principal Financial Officer
                                             and sole Director



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